Filed Pursuant to Rule 433
Registration Statement No. 333-253385

CAPPED LEVERAGED INDEX RETURN NOTES® (CAPPED LIRNs®)

Capped LIRNs® Linked to the Vanguard® Total World Stock ETF

Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The Vanguard® Total World Stock ETF (Bloomberg symbol: “VT”)
Payout Profile at Maturity

• 2-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• 1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of the principal amount at risk

Participation Rate:	200%
Capped Value	[$12.20 to $12.60] per unit, a [22.00% to 26.00%] return over the principal amount, to be determined on the pricing date.
Threshold Value	90% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465922089155/tm2222246d55_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•      Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 90% of the principal amount.

•      Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the securities held by the Market Measure.

•      Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•      The estimated initial value of the notes on the pricing date will be less than their public offering price.

•      If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.

•      You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•      The payments on the notes will not be adjusted for all corporate events that could affect the Market Measure.

•      Since the Market Measure holds equity securities traded on foreign exchanges, your return on the notes may be affected by factors affecting international securities markets.

•      Exchange rate movements may adversely impact the value of the notes.

•      The notes are subject to risks associated with small- and mid-size capitalization companies.

•      An investment in the notes involves risks associated with emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.00	-90.00%
-50.00%	$6.00	-40.00%
-20.00%	$9.00	-10.00%
-10.00%(1)	$10.00	0.00%
-5.00%	$10.00	0.00%
-3.00%	$10.00	0.00%
0.00%	$10.00	0.00%
5.00%	$11.00	10.00%
10.00%	$12.00	20.00%
12.00%	$12.40(2)	24.00%
20.00%	$12.40	24.00%
50.00%	$12.40	24.00%
100.00%	$12.40	24.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.